

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 18, 2007

Terence W. Edwards
Chief Executive Officer
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, NJ 08054

> **RE**: **PHH Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 18, 2007**
> **File No. 1-07797**

Dear Mr. Edwards:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal No. 1: The Merger, page 19

Background of the Merger, page 19

1. We note your brief discussion, on page 20, of the alternatives the board considered, including a possible spin-off or sale of one or the other of your businesses. Please expand your discussion of the alternatives to provide more specific disclosure of why the alternatives the board considered were rejected in favor of the transaction as currently structured. In particular, you should clarify why the board believed that the current taxable transaction was preferable to other strategic alternatives, for example, a possible spin-off or sale of one or the other

of the businesses, and particularly those alternatives providing tax efficient results for shareholders. Elaborate as to the board's consideration of the ability of the mortgage business to support an investment grade rating in connection with its evaluation of alternatives. Clarify whether management met with any financial advisors prior to the decision to pursue an outright sale of both the mortgage business and the fleet management services segment in order to obtain analyses about the costs and benefits of pursuing a sale of both segments versus a spin-off or sale of one or the other of the segments.

2.   We note your statement that in late October 2006 the financial advisors distributed a confidential information memorandum to potential bidders (including GE Capital and Blackstone) (page 21), and that on subsequent dates (page 23) management made presentations about your business, operations, financial condition and results of operations. With a view towards further disclosure, please tell us whether or not you provided financial projections to GE Capital and Blackstone during the course of the bidding process. We may have further comments after reviewing your response.

3.   According to your discussion (page 22) of the GE Capital and Blackstone bid submitted on or about December 5, 2006, the bid was based upon certain assumptions about your "capitalization and the anticipated tax consequences." Revise to identify and discuss those assumptions, as well as to quantify and summarize the tax consequences that arise from the initial sale of both of your segments to GE Capital, and the subsequent sale, by GE Capital, of your mortgage business to the Blackstone affiliate. Your revised disclosure should provide greater insight as to why the parties reduced their per share bid price in January 2007.

4.   Briefly summarize the nature of the "two of [your] most significant contracts" that are mentioned on page 24, identify the parties to those contracts that are required to provide waivers of certain provisions or consents to a change-in-control of your company, and quantify the costs "associated with the financial terms of the third-party waivers and consents" that resulted in GECC lowering its bid on March 12, 2007 (page 28). Furthermore, disclose whether or not (and when, in relation to the date of the lowered GECC bid) the board informed GE Capital and Blackstone of the change-in-control provisions and the costs associated with the third-party waivers and consents.

Interests of Our Directors and Executive Officers in the Merger, page 40

5.   If known, disclose whether or not any of your executive officers will be receiving equity in each of the surviving companies. If so, identify each of the executive officers who will be receiving equity, disclose the total number of equity securities that each officer will receive, and quantify the percentage ownership of

the total issued and outstanding equity securities of the surviving company that each officer will possess.

Employment Arrangements with GE Capital and Blackstone, page 43

6. We note your statement that "certain of [your] executive officers currently are engaged in discussions with GE Capital, Blackstone or their respective affiliates, regarding employment or other matters." Revise to identify the "certain executive officers" who are currently negotiating with each of the buyers or the buyers' affiliates, clarify the "other matters" that are under negotiation, and tell us, in your response to this comment letter, whether or not each of the "certain executive officers" contemplates entering into an arrangement or agreement with respect to future employment with any of the surviving companies.

The Merger Agreement, page 48

Merger Consideration, page 48

7. Disclose the total dollar value of the purchase price GE Capital will pay to acquire PHH, as well as the total dollar value of the purchase price that is allocated to acquire each of the mortgage business and the fleet management services business (expressed also as a percentage of the total purchase price), if practicable. Also disclose the total dollar value of the purchase price the Blackstone affiliate will pay for the mortgage business, to the extent known.

* * * *

Please respond to these comments by filing a revised preliminary information statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should submit electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Derek Swanson, Attorney-Adviser, at (202) 551-3366, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Michele M. Anderson
Michele M. Anderson
Legal Branch Chief

cc: David Chalk
        DLA Piper
        Via Facsimile: (410) 580-3120